Mail Stop 4561

October 28, 2009

Ryan Petersen
President and Chief Executive Officer
OCZ Technology Group, Inc.
6373 San Ignacio Avenue
San Jose, California 95119

   Re: OCZ Technology Group, Inc.
     Registration Statement on Form 10
     Filed September 30, 2009
     File No. 000-53633

Dear Mr. Petersen:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from disclosure on page 88 that one of your geographic regions is Europe, the Middle East and Africa. We also note September 2007 and May 2008 news articles discussing your increased revenue growth in the Middle East. Please tell us in which countries in the Middle East and Africa you have operations or sell your products.

2. We note the disclosure on pages 24 and 62 regarding potential violations relating to the re-export of your products into Iran, Syria and Cuba. We also note that much of the information regarding the specifics of these transactions that was included in your Form 10 filed April 21, 2009, and withdrawn on May 14, 2009, is not included here. Please tell us the nature of the transactions underlying the potential re-export violations, including the

type of products involved, the number of products involved, the number of transactions that occurred, the time frame of the transactions and the dollar amounts of the transactions.

3.   Please update the Form 10 as appropriate for further developments regarding your internal investigation and the FBI and Commerce Department inquiries relating to potential re-export of products into Iran, Syria or Cuba.

Item 1. Business, page 1

4.   We note that your disclosure includes the names of selected customers which include retailers, online retailers, OEMs, systems integrators and distributors. Please disclose the criteria you used in selecting the customers you identified by name so investors can determine their significance to you. Indicate the percentage of your revenues the identified customers represent individually and in the aggregate. In this regard, you should note that identifying selected customers based on name recognition alone generally is not appropriate. To the extent that the contracts with these customers are material, you should include in the business section a brief description of the material terms of any agreements and file the agreements as exhibits as required by Item 601(b)(10) of Regulation S-K.

5.   Please provide us with support for the claim that you are "a leading provider of high performance Solid State Drives ('SSDs') and Memory Modules for computing devices and systems."

Overview, page 1

6.   With respect to every third-party statement in your registration statement -- such as the market data you cite in the section entitled "Industry Overview" -- please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement. Also, please tell us whether any of the reports were commissioned by you.

Environmental Matters, page 14

7.   Please expand your discussion of the environmental laws and regulations that are applicable to your business. This section should provide a meaningful description of the nature of the governmental regulation to which the company's business is subject, and the material effects that such regulations may have on the company's capital expenditures, earnings, and competitive position. Tell us the basis for your statement on page 24 that any costs you incur relating to environmental matters in the foreseeable future will not adversely affect you. See Item 101(c)(1)(xii) of Regulation S-K.

Item 1A. Risk Factors, page 15

8.   Please revise the introductory paragraph to eliminate the disclaimer regarding omission of risks of which you are not currently aware or which you consider to be immaterial. We will not object if you state that this section includes known risks that you consider to be material.

Our dependence on a small number of sole and limited source suppliers…, page 18

9.   You state that you are dependent upon sole and limited suppliers for critical components and that you have experienced shortages in computer components from these suppliers in the past. Please briefly discuss the frequency of these operational difficulties and quantify to the extent possible the effect of these shortages on the company's financial condition. Consider whether disclosure in the management's discussion and analysis is appropriate if this has, or is reasonably likely to have, a material impact on your liquidity, capital resources, or results of operations. To the extent you are substantially dependent on limited and single source suppliers, please tell us what consideration you gave to filing such agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 2. Financial Information

Selected Consolidated Financial Data, page 28

10.   We note your disclosure that you "changed [y]our year end from a calendar year to a fiscal year beginning March 1 and ending on the last day in February, which resulted in a stub period of January 1, 2007 to February 28, 2009." Confirm that the "stub period" ended on February 28, 2007 and revise, accordingly. In addition, tell us what consideration you gave to presenting financial data for the "stub period" and the corresponding period of the prior year.

11.   Revise to briefly describe, or cross-reference to a discussion thereof, factors that materially affect the comparability of the information reflected in selected financial data, such as accounting changes, business combinations or dispositions of business operations. You should also discuss or reference any material uncertainties that might cause the data reflected not to be indicative of your future financial condition or results of operations. Refer to Instruction 2 of Item 303 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

12.   Please disclose your contractual obligations in tabular format as required by Item 303(a)(5) of Regulation S-K. It appears that you have operating lease obligations that are required to be disclosed.

Critical Accounting Policies, page 34

13.   Tell us what consideration you gave to including a discussion of your accounting policy for goodwill. The critical accounting policy discussion should describe the related estimates and assumptions that are highly uncertain or susceptible to change and the relative impact on your financial condition or operating performance. The following disclosures should be considered:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;

- Description of the methods and key assumptions used and how the key assumptions were determined;

- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Section V of SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Stock-based Compensation, page 36

14.   You indicate that your expected volatility estimate was 0.40% and 0.37% for the fiscal years ended February 28, 2009 and February 29, 2008, respectively. However, your disclosure on page 78 indicates that the expected volatility was 0.40 and 0.37 for the respective periods. Please clarify this apparent discrepancy.

Results of Operations, page 37

15.   You state that the increase in net sales during the fiscal year ended February 29, 2008 and February 28, 2009 was "due primarily to an increase in unit volumes." Please expand your disclosure to discuss the units or the products that contributed to the increase in net sales. We note your discussion of several categories of products in the business section of the registration statement. Investors should be able to determine the source of the company's revenues as you continue to implement your product diversification strategy that you disclose began in fiscal year 2009.

16.   Tell us what consideration you gave to discussing the results of operations for the "stub period" and the corresponding period of the prior fiscal year. Refer to Instruction 1 to Item 303(A) of Regulation S-K.

17.   We note that you acquired PC Power and Cooling, Inc. and Silicon Data Inc. in the fiscal year ended February 29, 2008. Tell us what consideration you gave to giving an indication as to the qualitative and quantitative impact that these acquisitions had on the comparability of your results of operations.

Comparison of Fiscal Years Ended February 29, 2008 and February 28, 2009

Net sales, page 40

18.   In your discussion of the change in cost of revenues, you indicate that you experienced lower average selling prices of products due to falling prices of memory components. Tell us what consideration you gave to indicating the impact that the decrease in average selling prices had on net sales for the period, offsetting the impact from the increase in unit volumes.

Liquidity and Capital Resources, page 41

Operating Activities, page 41

19.   Revise to complete your explanation of the decrease in accrued expenses in the six months ended August 31, 2009 as compared to the six months ended August 31, 2008.

Other factors affecting liquidity and capital resources, page 42

20.   Considering that your operating activities have not provided cash in the most recent fiscal years or interim periods and that, per your disclosure on page 38, you were unable to increase unit volumes sold due to limited working capital in the six months ended August 31, 2009, please clarify your statement that you generated cash from funds generated from operations, among other sources.

21.   Please discuss the material covenants in the Sale of Accounts and Security Agreement with Faunus Group International, Inc. and the Loan and Security Agreement with Silicon Valley Bank. Include an expanded discussion of why you were not able to comply with two of the financial covenants in 2008 and 2009. In this regard, we note your disclosure that as of November 30, 2008, you were not in compliance with two of the financial covenants with respect to the $10 million loan agreement you had with Silicon Valley Bank. We note as well that as of February 28, 2009, you were not in compliance with one financial covenant in the Loan Agreement for which you obtained a waiver.

Quantitative and Qualitative Disclosures about Market Risk, page 44

22.   You disclose that the company is subject to market risks related to foreign currency exchange rates, but have not provided quantitative disclosure regarding this market risk, in the form of tabular disclosure, sensitivity analysis, or value at risk disclosures, as required by Item 305 of Regulation S-K. Please revise or tell us why disclosure is not warranted.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 44

23.   Please disclose the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by Cim Investment Management. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Item 5. Directors and Officers, page 46

24.   Please provide disclosure, or confirm that no disclosure is required pursuant to paragraphs (f) and (g) of Item 401 of Regulation S-K relating to any "promoters" or "control persons" of your company, as defined in Rule 405 under the Securities Act of 1933. It appears that Ryan Petersen may be deemed a promoter as a founder of the company. Note also that Item 404(c) of Regulation S-K includes disclosure requirements regarding promoters and certain control persons that may be applicable to you.

25.   The table on page 46 states that Alex Mei has been a director of the company "since 2007" indicating that he is a current director. However, Mr. Mei's biography states that he served as a member of the Board until July 2009. Please revise.

Item 6. Executive Compensation, page 49

26.   You state that certain elements of executive compensation were competitive with awards being made by comparable companies with which you compete and that you used benchmarks to compare compensation data. Please identify the benchmark at which the remuneration committee set each element of your executive compensation.

Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of Regulation S-K Compliance & Disclosure Interpretations, available on the SEC website.

27.   You state on pages 50 and 58 that bonuses for your named executive officers are currently determined on a case-by-case basis by the remuneration committee based on a "mix of company and individual objectives." Please disclose the quantitative and qualitative company objectives and individual objectives for each of the named executive officers that you used to determine variable pay. Specifically address the "sales objectives" that Justin Shong achieved in receiving a bonus of $8,750 in 2008 and $89,882 in 2009.

28.   We note that you did not provide the "Compensation Committee Interlocks and Insider Participation" disclosure pursuant to Item 407(e)(4) of Regulation S-K. Please confirm, if true, that there were no transactions or relationships during your last completed fiscal year that are required to be disclosed pursuant to that Item.

Severance Terms and Change of Control Provisions, page 59

29.   Please disclose whether Arthur Knapp received any compensation in connection with his resignation in March 2009. It appears that Mr. Knapp's employment agreement provides for severance payments under certain conditions.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 62

30.   Please provide the information required by Item 404(b) of Regulation S-K concerning your policies and procedures for the review of transactions required to be reported by this Item, notwithstanding your statement that you "have not participated in nor currently plan to participate in any [such] transaction[s]…."

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information, page 63

31.   Please provide the reported high and low bid prices for the company's common stock that was traded on AIM on the London Stock from December 31, 2008 through April 1, 2009. Market information is required for any interim period for which financial statement are included. See Item 201(a)(iii) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 64

32.   We note your statement on page 64 indicates that 339,200 shares were issued in February 2009 as part of a capitalization of $200,000 of an acquisition-related note in favor of

Douglas A. Dodson. Please tell us whether this is a separate issuance from the November 2008 transaction described in Note 12 to the financial statements in which you issued 339,200 shares as part of a capitalization of $300,000 of an acquisition-related note in favor of Mr. Dodson. Also, please reconcile your statement on page 64 that during fiscal year ended February 28, 2008, approximately 341,200 shares of common stock were issued in connection with the exercise of stock options, with your disclosure on page 84 that approximately 328,528 shares of common stock were issued in connection with the exercise of stock options for the same period.

33. For each sale of unregistered securities discussed in the registration statement on page 64, briefly disclose the facts upon which you relied in concluding the exemption was available and name the persons or identify the class of person to whom the securities were sold. With respect to your 4(2) issuances, please disclose whether the individuals were accredited or sophisticated with access to information. See Item 701 of Regulation S-K. Please also specifically identify which issuances occurred in the U.S. and which issuances occurred outside the U.S. pursuant to Regulation S.

Item 13. Financial Statements and Supplementary Data, page 68

34. Revise to provide the selected quarterly financial data required by Item 302(A) of Regulation S-K.

35. Tell us what consideration you gave to providing a schedule of valuation and qualifying accounts pursuant to Rule 5-04 of Regulation S-X. For example, we note that your balance sheet caption of "Accounts receivable, net" is net of an allowance for doubtful accounts.

Report of the Independent Registered Public Accounting Firm, page 68

36. We note that your auditor is located in London. Please revise to indicate the country in which this city is located. Also, explain the circumstances that led to you retaining this particular audit firm considering that your principle offices are located in San Jose, California and you appear to have no operations in London.

Consolidated Income Statements, page 70

37. We note that you have presented the consolidated income statement for the two-month period ended February 28, 2007. Revise to include information for the comparable period of the prior year. Refer to Rule 13a-10(b) of the Securities Exchange Act of 1934.

Consolidated Statements of Cash Flow, page 72

38.   Tell us whether the amounts presented within cash flows from financing activities related to "Bank loan" and "Notes payable" are presented on as gross or net cash flows. Provide support for your presentation based on the guidance in paragraphs 11 through 13 of SFAS 95.

Notes to the Financial Statements, page 74

39.   Revise to ensure that the chronological ordering from left to right of the financial data presented in tabular or narrative forms throughout the document is consistent with the financial statement presentation. Refer to SAB Topic 11E.

Note 3. Summary of significant accounting policies

Revenue recognition, page 76

40.   We note that you record all product sales net of allowances for returns and rebates. Describe how you determined that you have the ability to reasonably estimate the amount of future returns and rebates considering the guidance in paragraph 8 of SFAS 48 and paragraph 23 of EITF 01-9. As part of your response, describe the significant assumptions, material changes in estimates, and reasonably likely uncertainties. Address the consideration given to the highly cyclical nature of your products, as noted from your risk factor on page 15.

41.   We note from your Business section that you provide customer service. Tell us more about the nature of these services and the terms of the arrangements. Clarify whether or not you ever customize software for your customers. Describe your accounting treatment for any related service revenue. For any multiple-element arrangements, identify the accounting literature relied upon to recognize revenue, tell us how you determine that each of the criteria for recognition have been met, and describe the basis for any revenue deferral. Tell us what consideration you gave to including this information in your revenue recognition policy disclosure. Also tell us what consideration you gave to presenting your sales and cost of sales separately for products and services on the face of the statements of operations following Rules 5-03.1 and 2 of Regulation S-X.

Shipping and handling, page 77

42.   You indicate that shipping and handling costs billed to customers are included as a component of revenue. However, your disclosure on page 35 indicates that these amounts have been accounted for as a reduction to general administrative and operations expense. Please clarify your accounting treatment.

Note 4. Recent accounting pronouncements, page 78

43.   Please update this section for the adoption of new accounting pronouncements as of the most recent interim period (i.e. August 31, 2009). For example, SFAS No. 141R, SFAS No. 160, FSP 142-3, EITF No. 08-7, FSP 107-1, APB 28-1, and FSP FAS 141(R)-1 were to be adopted in the interim periods of the fiscal year ended February 28, 2010.

44.   We note you have evaluated subsequent events for potential recognition and/or disclosure through September 28, 2009. Tell us what consideration you gave to disclosing, within your financial statements, the transaction involving the sale of your Neural Impulse Actuator product line in September 2009. In addition, tell us the results of any interim test for goodwill impairment triggered by this transaction considering paragraphs 28 and 29 of SFAS 142.

Note 7. Goodwill on acquisition and other intangible assets, page 81

45.   Your disclosure indicates that, in the second step of your goodwill impairment analysis, a loss is recognized to the extent that the carrying amount of OCZ's net assets exceed OCZ's fair value. Tell us how this policy complies with paragraph 20 of SFAS 142.

46.   Describe your methodology for determining the fair value of OCZ's reporting unit in accordance with paragraphs 23 through 25 of SFAS 142. Tell us what consideration you gave to providing this information in the notes.

Goodwill, page 82

47.   We note your acquisitions of PC Power and Cooling, Inc. and Silicon Data Inc. in May 2007 and October 2007, respectively. Please provide us with your tests of significance for each of these acquisitions. Tell us what consideration you gave to the guidance in Rule 3-05 of Regulation S-X to include historical financial statements of either or both of these businesses.

48.   You indicate that the notes payable issued as partial consideration for your acquisition of PC Power and Cooling, Inc. are convertible. Describe the conversion terms of the notes and provide your assessment of any embedded derivatives to be separately accounted for under SFAS 133 and EITF 00-19 or any beneficial conversion feature.

49.   Tell us what consideration you gave to including supplemental pro forma information for the fiscal year ended February 29, 2008 based on the guidance in paragraph 54(b) of SFAS 141.

Note 11. Bank Line of Credit, page 83

50.   Revise to disclose the material terms of each of your debt obligations outstanding as of the date of each balance sheet presented. Refer to Rule 5-02.19(b) of Regulation S-X.

Note 12. Stockholders' Equity, page 84

51.   Revise to include the number of authorized shares as of each balance sheet presented. Refer to Rule 5-02.29 of Regulation S-X.

52.   We note that your stock was listed on the London Stock Exchange plc from June 2006 through April 2009. Tell us the currency denomination of the exercise price of your stock options. Describe how you considered paragraph 33 and footnote 19 of SFAS 123(R).

53.   Tell us where you have included all of the disclosures required by paragraph A240 of SFAS 123(R). Also explain what consideration you gave to including option disclosures for the subsequent interim period through August 31, 2009. Please revise, accordingly.

54.   We note that you modified certain options granted to non-senior management employees in April 2008. Please describe the financial statement impact from this modification and how your accounting complies with paragraph 56 of SFAS 123(R).

Exhibits

55.   Please tell us why you have not filed any agreements with Newegg pursuant to Item 601(b)(10) of Regulation S-K. It appears that you may be substantially dependent upon Newegg, a customer that constituted 12%, 19% and 17% of your net sales for fiscal years ended February 29, 2008 and February 28, 2009 and the six months ended August 31, 2009, respectively.

56.   We note that you did not file the exhibits to the Asset Purchase Agreements with PC Power and Cooling, Inc. dated May 25, 2007, and with Silicon Data Inc. dated October 25, 2007. It appears that some of the exhibits, including the Holdback Notes, may contain information which is material to an investment decision and which has not otherwise been disclosed. See Item 601(b)(2) of Regulation S-K. It also appears that you did not file the Security Agreement and the Services Agreement to the Asset Purchase Agreement with BCInet, Inc. dated August 31, 2009. Please advise.

57.   Please advise why you did not file Schedules 4(e) and 4(n) to the Sale of Accounts and Security Agreement with Faunus Group International, Inc. dated July 6, 2009. See Item 601(b)(10) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3457. You may also contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3537 if you thereafter have any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile (650) 687-1106
        Edward Batts
        DLA Piper LLP